[redacted]

06003406

AB 2/28/06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43213

SEC MAIL RECEIVED PROCESSING FEB 24 2006 WASH DC SECTION 185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARTER OAK ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 HIGHLAND AVENUE
(No. and Street)

CHESHIRE (City) CT (State) 06410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Federico & Sette P.C (Michael Federico, CPA)
(Name – *if individual, state last, first, middle name*)

P. O. BOX 185220 (Address) Hamden (City) CT (State) 06518 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/16/06

OATH OR AFFIRMATION

I, Robert S. Malik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Oak Asset Management, Inc., as of 12-31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Louise H Ferguson Commission Expires 2010
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2005

Federico & Sette, P.C. MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

Independent Audit Report

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

We have audited the accompanying balance sheet of Charter Oak Asset Management, Inc. as of December 31, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Oak Asset Management, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and pursuant to Section 17a-5(d) of the National Association of Securities Dealers, Inc.

Federico & Sette, P.C.

February 17, 2006

A Professional Corporation of Certified Public Accountants and Consultants
2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

EXHIBIT A

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable		$ 6,527
Total Liabilities		6,527
Stockholder's Equity: - Exhibit B		
Common Stock - no par, 5,000 shares authorized, 2,100 shares issued and outstanding	7,000	
Retained Earnings - Exhibit B	79,077	
Total Stockholder's Equity		86,077
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 92,604

See Accompanying Notes to Financial Statements.

EXHIBIT - B

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2005

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at: December 31, 2004	$ 7,000	$ 78,405	($ 3,600)	$ 81,805
Net Income - Exhibit C		672		672
Items of Comprehensive Income:				
Increase in Market Value prior to Gain on Invest. Sale			3,600	3,600
Balance at December 31, 2005	$ 7,000	$ 79,077	$ 0	$ 86,077

See Accompanying Notes to Financial Statements

EXHIBIT C

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2005

Services	$ 641,980
General & Administrative Expenses	648,585
Operating Income(Loss)	(6,605)
Other Income & (Expense):	
Gain on Stock Sale	1,366
Dividend Income	8,440
Depreciation Expense	(2,529)
NET INCOME	$ 672

See Accompanying Notes to Financial Statements.

EXHIBIT D

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net Income - Exhibit C	$ 672
Adjustments to reconcile net income to net cash flows used by operating activities:	
Gain on Sale of Stock	(1,366)
Depreciation	2,529
Decrease in Accounts Payable	(1,466)
Net Cash Flows Provided By Operating Activities	369
Cash Flows from Investing Activities:	
Proceeds of Stock Redemption	20,268
Net Increase in Cash	20,637
Cash and Cash Equivalents - January 1, 2005	63,273
Cash and Cash Equivalents - December 31, 2005	$ 83,910

Supplemental Disclosure of Cash Flow Information

Cash Paid for Income Taxes $ 0

See Accompanying Notes to Financial Statements

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization:

Charter Oak Asset Management, Inc. was organized and incorporated on February 27, 1987. The Corporation's stock is wholly owned by Robert Malik. The Company is engaged in providing investment advice to the general public.

2. Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and those differences may be material.

Fixed assets are stated at historical cost. Depreciation is computed utilizing the straight line method over the assets estimated useful life.

For the purpose of the statement of cash flows the Company considers cash in its operating accounts as cash and cash equivalents.

Advertising and/or promotion costs, if incurred, are included in general and administrative expenses, and are expensed as incurred.

3. Income Taxes:

The Company has elected to be taxed as a Subchapter "S" Corporation under Section 1362 in The Internal Revenue Code. This section provides that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income.

4. Net Capital Requirements:

The Company is subject to the NASD net capital rule, Section 17A-5(d), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $ 75,703 which was $ 70,703 in excess of its required net capital of $5,000.

5. SEC Rule 15c3-3 Exemption:

Charter Oak Asset Management, Inc. claims an exemption from Securities and Exchange Commission Rule 15c3-3 as a result of its limited business activities as a Broker Dealer as outlined at Rule 15c3-3(k)(1)*i,ii,and iii.*

6. Leasing Arrangements:

The Company operates from office space located at 1520 Highland Avenue, Cheshire, Connecticut. The lease is a two year lease that is renewable for an additional three year period. The Company elected to exercise its option to renew its lease through August 2008. The Company is currently paying rent at the base rent of $ 1,978.00 per month. Rent expense for the year ended December 31, 2005 was $ 22,776.

The future minimum lease payments for the above noted lease for the years following December 31, 2005 are as follows:

For the year ending December 31,	Amount
2006	$ 23,736
2007	23,736
2008	15,824
	$ 63,296

7. Pension Plan:

The Company has instituted a Simplified Employee Pension for all eligible employees. The contribution to the plan for the year ended December 31, 2005 is $47,464.

Federico & Sette, P.C. MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTAL INFORMATION

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional data included in the following schedules are presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 17, 2006

A Professional Corporation of Certified Public Accountants and Consultants
2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

CHARTER OAK ASSET MANAGEMENT, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED
DECEMBER 31, 2005

Broker Dealer Dues & Fees	$ 1,283
Research and Product Development	5,308
Auto Expense	2,722
Compliance Monitoring	15,424
Computer Supplies	855
Donations	22,490
Dues & Fees	675
Equipment Rental & Maintenance	495
Insurance	20,364
Legal & Accounting	3,413
Meetings & Seminars	324
Office Expenses	14,629
Pension Expense	47,464
Software	2,090
Rent	22,776
Salaries	457,321
Subscriptions	2,990
Taxes - Payroll	14,575
Taxes - Other	541
Travel	8,942
Telephone & Utilities	3,904
Total General & Administrative Expenses	$ 648,585

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Total Ownership Equity	$ 86,077
Total Non-Allowable Assets	(8,696)
Net Capital Before "Haircuts"	77,381
Less: "Haircuts"	
2% of Money Market Funds	(1,678)
Net Capital	$ 75,703

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2005

A.	Minimum Net Capital Required (Based on Aggregate Indebtedness 6.67% of AI)	$ 435
B.	Minimum Dollar Requirement	5,000
	Net Capital Requirement: Greater of A or B	5,000
	Excess Net Capital	70,703
	Excess Net Capital @ 1000% (Net Capital - 10% of AI)	75,050
	Total AI Indebtedness (AI Liabilities from Balance Sheet)	$ 6,527

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL CONTROL

Federico & Sette, P.C.
MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

To the Board of Directors
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

In planning and performing our audit of the financial statements, we considered the Company's internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. We noted no certain matters involving the internal control structure and its operation that we considered to be reportable conditions under standards established by the American Institute of Certified Public Accountants.

Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgement, could adversely affect the organization's ability to record, process, summarize and report financial data consistent with the assertions of management in financial statements.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure and its operation that we consider to be a material weakness.

A Professional Corporation of Certified Public Accountants and Consultants
2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

This report is intended for the information of the management of Charter Oak Asset Management, Inc. and the National Association of Securities Dealers, Inc.

Federico & Sette P.C.

February 17, 2006